SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: July 19, 2010

IVANHOE MINES LTD.
 (Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐      Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐      No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

Enclosed:

News Release

July 19, 2010

Ivanhoe Mines adds BNP Paribas, Standard Chartered and Export Development Canada
to core lender group arranging financing for Oyu Tolgoi copper-gold project

LONDON, ENGLAND – Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, announced today that Ivanhoe Mines has appointed BNP Paribas, Standard Chartered and Export Development Canada to the core lender group of five financial institutions that will lead the arrangement of a project finance debt package for the Oyu Tolgoi copper and gold mining complex in Mongolia.

“The completion of the assembly of the core lender group is a key step in the process of securing the Oyu Tolgoi financing package, which we expect to close in the first quarter of 2011,” Mr. Friedland said.

“The five financial institutions have indicated that they are prepared to consider providing limited recourse loans that would total more than US$2 billion, demonstrating the high level of interest in international financial circles in participating in the project and awareness of its game-changing significance to copper and gold markets.”

Mr. Friedland said that Ivanhoe Mines had evaluated expressions of interest from 13 banks and selected Paris-based BNP Paribas and London-based Standard Chartered to work with the European Bank for Reconstruction and Development (EBRD), the International Finance Corporation (IFC) and Export Development Canada (EDC) in arranging the financing.

“As leading global institutions, BNP Paribas and Standard Chartered have a very strong presence in Asia and, consistent with the commitments of the other core lenders, have indicated that they are considering retaining a significant exposure to the Oyu Tolgoi project debt through a mix of facilities,” Mr. Friedland said. The facilities include EBRD and IFC “B” loans, facilities backed by export credit agencies and commercial loans.

Ivanhoe Mines announced in May that it had signed a joint mandate letter with the EBRD and the IFC for evaluation of a major financing package for the construction of the planned Oyu Tolgoi mining complex.

Under the terms of the mandate letter, the IFC, part of the World Bank Group, and the EBRD will consider directly providing up to US$600 million, representing approximately US$300 million each from the IFC and the EBRD, as part of a group of primary lenders in limited-recourse project financing.

Export Development Canada (EDC), the Canadian government’s export credit agency, is considering providing up to US$500 million in direct project financing capacity, subject to necessary approvals, including ensuring that the Oyu Tolgoi Project meets EDC’s environmental and social impact review requirements.

Significant support for the Oyu Tolgoi financing also is expected from commercial lenders under “B” loan structures and under the guarantee schemes of other export credit agencies. Ivanhoe is discussing additional financing options for the balance of its capital requirements.

The independent 2010 Oyu Tolgoi Integrated Development Plan (IDP-10) estimated that the initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits would be US$4.6 billion. This amount includes US$1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining following the start of production from the open pit.

Mr. Macken confirmed that the Oyu Tolgoi Project will be developed to allow EDC and the commercial banks involved in the financing to comply with the Equator Principles, a set of voluntary international guidelines based on the IFC’s social and environmental performance standards.

Hatch Corporate Finance advised Ivanhoe Mines on the selection of BNP Paribas and Standard Chartered.

About Ivanhoe Mines (www.ivanhoemines.com)

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

About BNP Paribas (www.bnpparibas.com)

BNP Paribas is one of the six strongest banks in the world by Standard & Poor’s and is the largest bank in the Eurozone by deposits. With a presence in more than 80 countries and more than 200,000 employees, including 160,000 in Europe, BNP Paribas is a leading European provider of financial services on a worldwide scale. It ranks highly in its three core activities: Retail Banking, Investment Solutions and Corporate & Investment Banking. In its Corporate & Investment Banking and Investment Solutions activities, BNP Paribas also enjoys top positions in Europe and solid and fast-growing businesses in Asia.

About Standard Chartered (www.standardchartered.com)

Standard Chartered PLC is a leading international bank, listed on the London, Hong Kong and Mumbai stock exchanges. It has operated for more than 150 years in some of the world’s most dynamic markets and earns around 90 per cent of its income and profits in Asia, Africa and the Middle East. The bank’s growth in recent years has been driven by this geographic focus and commitment to developing deep relationships with clients and customers. Standard Chartered is committed to building a long-term sustainable business and upholds high standards of corporate governance, social responsibility, environmental protection and employee diversity.

About Export Development Canada (www.edc.ca)

Export Development Canada (EDC) is Canada’s national export credit agency, offering innovative commercial solutions to help Canadian exporters and investors expand their international business. EDC’s knowledge and partnerships are used by more than 8,400 Canadian companies and their global customers in up to 200 markets worldwide each year. EDC is financially self-sustaining, a recognized leader in financial reporting and economic analysis, and has been recognized as one of Canada’s Top 100 Employers for nine consecutive years.

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events that will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements typically are identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, Oyu Tolgoi becoming one of the world’s largest copper and gold producers; the objective of attaining commercial production at Oyu Tolgoi in 2013; the target of the first quarter of 2011 for completion of the debt financing package; the estimated initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits of US$4.6 billion; the estimated US$1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining; additional potential debt, equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions; that the Oyu Tolgoi Project will be developed to allow the commercial banks involved in the financing to comply with the Equator Principles; and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: July 19, 2010	By: /s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary